

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

<u>Via E-mail</u>
Zane Burke
Chief Executive Officer
Livongo Health, Inc.
150 West Evelyn Ave., Suite 150
Mountain View, CA 94041

   Re: **Livongo Health, Inc.**
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Exhibit Nos. 2.1 and 2.2
     Submitted June 14, 2019
     CIK 0001639225

Dear Mr. Burke:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance